FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION

Spectrum Asset Management, Inc.
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spectrum Asset Management, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

Two High Ridge Park

(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean Orlando   203-321-1136

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

801 Grand Avenue	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean Orlando _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Spectrum Asset Management, Inc. _____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CFO - FinOP

Title



Notary Public

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2018

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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Report of Independent Registered Public Accounting Firm

The Board of Directors of Spectrum Asset Management, Inc.

We have audited the accompanying statement of financial condition of Spectrum Asset Management, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 23, 2017

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2016

Contents

Spectrum Asset Management, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 4,312,524
Management fees and commissions receivable:	
Affiliated	1,113,052
Non-affiliated	5,540,203
Fixed assets, net	75,176
Deferred income taxes	2,038,498
Income taxes receivable from affiliates	464,246
Other assets	14,116
Total assets	$ 13,557,815

Liabilities and stockholder's equity

Liabilities:	
Accounts payable	$ 215,701
Accrued compensation	5,088,393
Income taxes payable to affiliates	476,201
Due to affiliates	429,511
Total liabilities	6,209,806
Stockholder's equity:	
Common stock, no par value – 100,000 shares authorized, issued and outstanding	663,500
Additional paid-in capital	923,271
Retained earnings	5,761,238
Total stockholder's equity	7,348,009
Total liabilities and stockholder's equity	$ 13,557,815

See accompanying notes.

<p style="text-align:center">Spectrum Asset Management, Inc.</p>

<p style="text-align:center">Statement of Operations
Year Ended December 31, 2016</p>

Revenues

Management fees	$	50,202,774
Commissions		356,055
Interest income		3,991
Net realized foreign currency translation gain		64,605
Total revenues		50,627,425

Expenses

Compensation and related expense		22,301,293
Other operating expenses		5,357,540
Total expenses		27,658,833

Income before income tax expense		22,968,592
Income tax expense		8,231,734
Net income	$	14,736,858

See accompanying notes.

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity	
Balance at January 1, 2016	$	663,500	$	850,000	$	8,082,566	$	9,595,066
Net income		–		–	14,736,858		14,736,858	
Additional paid in capital		–		73,271		–	73,271	
Dividend to parent		–		–	(17,057,186)		(17,057,186)	
Balance at December 31, 2016	$	663,500	$	923,271	$	5,762,238	$	7,348,009

Spectrum Asset Management, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Operating activities

Net income	$	14,736,858
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		72,560
Deferred income taxes		(280,072)
Changes in operating assets and liabilities:		
Management fees and commissions receivable		638,819
Income taxes receivable from affiliates		(464,247)
Other assets		5,085
Accounts payable		50,759
Accrued compensation		719,066
Due to affiliates		(263,836)
Income taxes payable to affiliates		190,063
Net cash provided by operating activities		15,405,055

Financing activities

Dividend paid to Principal Global Investors, LLC		(17,057,187)
Additional Paid in Capital Employee Stock Purchase Program		73,271
Net cash used in financing activities		(16,983,916)
Net increase (decrease) in cash and cash equivalents		(1,578,861)
Cash and cash equivalents at beginning of year		5,891,385
Cash and cash equivalents at end of year	$	4,312,524

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2016

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity trading advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC (NFS).

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Life Insurance Company (Principal Life). Principal Life is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company holds cash on deposit with NFS in order to continue to do business with NFS. The amount held on deposit with NFS is $300,000 as of December 31, 2016. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2016, 43% of the Company's revenues were derived from three unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued.

Income Taxes

The Company is taxed as a division of Principal Life at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

2. Summary of Significant Accounting Policies (continued)

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU Update No. 2016-02 – Leases (Topic 842), which provides new guidelines that change the accounting for leasing arrangements. This authoritative guidance requires lessee recognition of lease assets and lease liabilities on the balance sheet. The concept of an operating lease, where the lease assets and liabilities are off balance sheet, is eliminated under the new guidance. For lessors, the guidance modifies lease classification criteria and accounting for certain types of leases. Other key aspects of the guidance relate to the removal of the current real estate-specific guidance and new presentation and disclosure requirements. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes certain optional practical expedients that may be elected. Early adoption is permitted. The leasing standard is applicable for most entities starting in 2019. Public business entities are required to apply the leasing standard for annual reporting periods (including interim periods therein) beginning after December 15, 2018.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

3. Fixed Assets

	December 31 2016
Fixed assets consisted of the following:	
Furniture and equipment and leasehold improvements	**$ 1,305,772**
Less accumulated depreciation and amortization	**(1,230,596)**
	$ 75,176

4. Leases

As of December 31, 2016, future minimum rentals under capital and operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2017	259,830
2018	262,530
2019	200,700
	$723,060

Rent expense for 2016 totaled $271,465.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

5. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by Principal Financial Group, Inc ("PFG"), the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes of $8,785,986 during 2016.

Our income tax expense (benefit) was as follows as of December 31, 2016:

Current income taxes (benefits):	
U.S. federal	$ 8,026,668
State	485,137
Total current income taxes (benefits)	8,511,805
Deferred income taxes (benefits)	
U.S. federal	$ (264,641)
State	(15,431)
Total deferred income taxes (benefits)	(280,072)
Total income taxes	$ 8,231,734

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. Reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows as of December 31, 2016:

U.S. corporate income tax rate	35.0%
State tax	1.3
Goodwill	(0.3)
Effective income tax rate	36.0%

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2016 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2016.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows as of December 31, 2016:

Deferred income tax assets:	
Deferred compensation	$ 1,701,286
Employee benefits	115,661
Other deferred income tax assets	221,551
Total deferred income tax assets	2,038,498
Deferred income tax liabilities:	
Total net deferred income tax assets	$ 2,038,498

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The Internal Revenue Service ("IRS") has completed its examinations of all tax years prior to 2009. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, for 2011 during the first quarter of 2013 and for 2012 in the third quarter of 2015. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Related-Party Transactions

The Company has the following related party transactions with Principal Life and Principal Global:

- The Company has entered into an expense reimbursement agreement with Principal Life to reimburse Principal Life for certain fees that Principal Life pays on the Company's behalf or costs the Company has agreed to pay. These costs are settled on a monthly basis. As of December 31, 2016 total amounts billed to the Company for 2016 was $2,099,861. This expense is included in other operating expenses and compensation and related expense.

- Principal Life also administers the Company's payroll and the Company reimburses Principal Life for all payroll costs within a month. Total payroll expenses paid by Principal Life and reimbursed by the Company in 2016 as of December 31, 2016 was $21,845,222. This expense is included in compensation and related expense.

- The Company has a distribution agreement with Principal Global to pay Principal Global commissions on individually managed portfolios in which Principal Global sales staff sourced the client. The commission charge is 12.5% of revenue for the first year, 10% of revenue for the second year and zero for the third year and beyond. Total commissions paid in 2016 to Principal Global for individually managed portfolios as of December 31, 2016 were $944,324. This expense is included in other operating expenses.

- The Company has entered into a revenue share agreement with Principal Global. As part of the revenue share agreement, Principal Global bills and collects payments on certain clients on the Company's behalf. The Company also provides investment and advisory services to funds managed by affiliates. The total amount of revenue that came into Principal Global and has been passed to the Company as of December 31st, 2016 was $26,976,383. This revenue is included in management fees.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2016, the Company had defined net capital of $4,917,751, which was $4,765,444 in excess of its required minimum net capital of $101,538. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .31 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplementary Information

Spectrum Asset Management, Inc.

Schedule I – Computation of Net Capital

December 31, 2016

1. Total ownership equity from statement of financial condition	$ 7,348,009
2. Deduct ownership equity not allowable for net capital	
3. Total ownership equity qualified for net capital	7,348,0009
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
B. Other (deductions) or allowable credits	4,686,738
5. Total capital and allowable subordinated liabilities	$ 12,034,747
6. Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 7,116,996
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities – proprietary capital charges	
D. Other deductions and/or charges	
7. Other additions and/or allowable credits	
8. Net capital before haircuts on securities positions	4,917,751
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Trading and investment securities:	
1. Exempted securities	
2. Debt securities	
3. Options	
4. Other securities	
D. Undue concentration	
E. Other	
10. Net capital	$ 4,917,751

Spectrum Asset Management, Inc.

Schedule I –Computation of Net Capital (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	101,538
12. Minimum dollar net capital requirement of reporting broker or		
dealer and minimum net capital requirement of subsidiaries		
computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		101,538
14. Excess net capital (line 10 less 13)		4,816,213
15. Excess net capital at 1000% (line 10 less 10% of line 19)		4,765,444

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	1,523,067
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no	
equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	1,523,067
20. Percentage of aggregate indebtedness to net capital	
(line 19 ÷ by line 10)	30.97%
21. Percentage of debt to debt equity total computed in accordance	
with Rule 15c3-1(d)	0.00

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

 1. Minimum dollar net capital requirement, or

 2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market

Schedule I –Computation of Net Capital (continued)

values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the company's corresponding, unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2015.

Spectrum Asset Management, Inc.

Schedule II –Computation for Determination of the Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2016

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below
the section upon which such exemption is based (check one
only):
A. (k)(1) – Limited business (mutual funds and/or
variable annuities only) _____
B. (k)(2)(i) – "Special Account for the Exclusive
Benefit of Customers" maintained _____
C. (k)(2)(ii) – All customer transactions cleared through
another broker-dealer on a fully-disclosed basis. Name of
clearing firm: National Financial Services LLC. ___X___
D. (k)(3) – Exempted by order of the Commission _____

Spectrum Asset Management, Inc.

Schedule III – Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3

December 31, 2016

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(2)(ii) of that Rule.

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Building a better
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Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Spectrum Asset Management, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Spectrum Asset Management, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including a copy of the check or bank statement. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments including monthly revenue detail from the revenue sub-ledger. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2017

A   Glob   memb   a   er   l   Limited   fir



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Spectrum Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Spectrum Asset Management Inc.'s Exemption Report, in which (1) Spectrum Asset Management Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2017

SPECTRUM

<u>Spectrum Asset Management Inc.'s Exemption Report</u>

Spectrum Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

<u>Spectrum Asset Management, Inc.</u>

I, Jean Orlando, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

Date: 2/23/17

Spectrum Asset Management, Inc.
2 High Ridge Park, Stamford, CT 06905 / (203) 322-0189 / FAX (203) 968-1455 / www.samipfd.com

A member of the Principal Financial Group®